UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                             (Amendment No.  2) /1/



                          ULTIMATE ELECTRONICS, INC.
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                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)



                                  903849 10 7
                                  ------------
                                 (CUSIP Number)



      Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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/1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ULTIMATE ELECTRONICS, INC.                                  SCHEDULE 13G
CUSIP NO.  903849 10 7
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(1)   Name of Reporting Person; S.S. or I.R.S. Identification No.

      WILLIAM J. PEARSE

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(2)   Check the Appropriate Box if a Member                 (a)  |_|
      of a Group (See Instructions)                         (b)  |_|

      N/A

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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization

      UNITED STATES



Number of Shares        (5)   Sole Voting Power           967,300
Beneficially Owned                                        -------------
by Each Reporting       (6)   Shared Voting Power         0
Person With                                               -------------
                        (7)   Sole Dispositive Power      967,300
                                                          -------------
                        (8)   Shared Dispositive Power        0
                                                          -------------

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      967,300 SHARES

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(10)  Check Box if the Aggregate Amount in Row (9)                         |_|
      Excludes Certain Shares (See Instructions)

ULTIMATE ELECTRONICS, INC.                                  SCHEDULE 13G
CUSIP NO.  903849 10 7
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(11)  Percent of Class Represented by Amount in Row (9)

      9.1%

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(12)  Type of Reporting Person (See Instructions)

      IN

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

ULTIMATE ELECTRONICS, INC.                                  SCHEDULE 13G
CUSIP NO.  903849 10 7
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Item 1(a).     Name of Issuer:

               ULTIMATE ELECTRONICS, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               321-A WEST 84TH AVENUE
               THORNTON, COLORADO 80260

Item 2(a).     Name of Person Filing:

               WILLIAM J. PEARSE

Item 2(b).     Address of Principal Business Office:

               321-A WEST 84TH AVENUE
               THORNTON, COLORADO 80260

Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title of Class of Securities:

               COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 2(e).     CUSIP Number:

               903849 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               NOT APPLICABLE.

ULTIMATE ELECTRONICS, INC.                                  SCHEDULE 13G
CUSIP NO.  903849 10 7
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Item 4.        Ownership

               Amount Beneficially Owned: 967,300 SHARES  /2/

               Percent of Class:   9.1%  /3/

               Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 967,300

               (ii)   shared power to vote or to direct the vote:   0

               (iii) sole power to dispose or to direct the disposition of: 967,300

               (iv) shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class:

               NOT APPLICABLE.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               NOT APPLICABLE.

Item 8.        Identification and Classification of Members of the Group:

               NOT APPLICABLE.

-------------
2 AS OF DECEMBER 31, 1999. INCLUDES (1) 932,500 SHARES OWNED DIRECTLY BY MR. PEARSE, (2) 34,800 SHARES BENEFICIALLY OWNED BY MR. PEARSE PURSUANT TO CURRENTLY EXERCISABLE OPTIONS, OR OPTIONS EXERCISABLE WITHIN SIXTY DAYS OF DECEMBER 31, 1999, GRANTED TO MR. PEARSE BY ULTIMATE ELECTRONICS, INC. UNDER ITS EMPLOYEE STOCK OPTION PLAN.

3   BASED ON 10,595,492 SHARES OF COMMON STOCK DEEMED TO BE OUTSTANDING ON
DECEMBER 31, 1999.

ULTIMATE ELECTRONICS, INC.                                  SCHEDULE 13G
CUSIP NO.  903849 10 7
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Item 9.        Notice of Dissolution of Group:

               NOT APPLICABLE.

Item 10.       Certification:

               NOT APPLICABLE.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000



                                       /S/ WILLIAM J. PEARSE
                                       ----------------------------------------
                                       Signature

                                       William J. Pearse